Exhibit 99.9

VERSES

VERSES AI Announces Proceeds of $2.48 Million From Warrant and Option Exercises

VANCOUVER, British Columbia, April 24, 2023 -- VERSES AI Inc. (NEO:VERS) (OTCQX:VRSSF) ("VERSES" or the "Company") is pleased to announce that the Company has received aggregate gross proceeds of $2,486,300 from the exercise of 189,130 broker warrants, **1,826,996** Class A subordinate voting share purchase warrants and **650,000** stock options. In connection with the foregoing exercises, the Company issued a total of **2,666,126** Class A subordinate voting shares.

Message from the CEO

"I am pleased to report the strengthening of our financial position. The additional funds strengthen our balance sheet and provides us with the runway to execute on our vision. I would like to thank our investors for their ongoing support and confidence in the Company," commented Gabriel René, Co-founder and CEO of VERSES.

About VERSES

VERSES is a cognitive computing company specializing in next-generation Artificial Intelligence. Modeled after natural systems and the design principles of the human brain and the human experience, VERSES' flagship offering, GIA™, is an Intelligent Assistant for everyone powered by KOSMOS™, a network operating system enabling distributed intelligence. Built on open standards, KOSM transforms disparate data into knowledge models that foster trustworthy collaboration between humans, machines, and AI, across digital and physical domains. Imagine a smarter world that elevates human potential through innovations inspired by nature. Learn more at VERSES, LinkedIn, and Twitter.

On Behalf of the Company
Gabriel René
VERSES Technologies Inc.
Co-Founder & CEO
press@verses.io

Media and Investor Relations Inquiries
Leo Karabelas
Focus Communications
President
info@fcir.ca
416-543-3120